

February 2, 2015

Via E-mail
Kent P. Watts
Chief Executive Officer
Hydrocarb Energy Corp.
800 Gessner Road, Suite 375
Houston, TX 77024

Re: Hydrocarb Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 20, 2015
File No. 0-53313

Dear Mr. Watts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 4

1. With respect to your proposal relating to the authorization and designation of your Series A 7% Convertible Voting Preferred Stock, please furnish or incorporate by reference all of the information required by Item 13(a) of Schedule 14A, or tell us why you are not required to do so. We refer you to Items 11(e) and 13(b) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David M. Loev